

June 29, 2020

Jay Farner
Chief Executive Officer
Rocket Companies, Inc.
1050 Woodward Avenue
Detroit, MI 48226

> **Re: Rocket Companies, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 23, 2020**
> **CIK No. 0001805284**

Dear Mr. Farner:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted June 23, 2020

Description of Capital Stock
Choice of Forum, page 263

1.   You state that the federal district courts will be the exclusive forum for claims arising under the Securities Act. Please state here and in the first full risk factor on page 85 that stockholders will not be deemed to have waived the company's compliance with the federal securities laws.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the

Jay Farner
Rocket Companies, Inc.
June 29, 2020
Page 2

financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: John Kennedy, Esq.